UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 000-11743

WACOAL HOLDINGS CORP.

(Translation of registrant’s name into English)

29, Nakajima-cho, Kisshoin, Minami-ku

Kyoto, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:

EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	November 28, 2011	Announcement regarding Extraordinary Loss related to Lecien’s Withdrawal from Employee’s Pension Fund

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)

By:	/s/ Ikuo Otani
Ikuo Otani
Managing Director and General Manager of Corporate Planning

Date: November 29, 2011

Exhibit 1

[Translation]

To whom it may concern:	November 28, 2011

WACOAL HOLDINGS CORP.

Yoshikata Tsukamoto, President and Representative Director

(Code Number: 3591)

(Tokyo Stock Exchange, First Section)

(Osaka Securities Exchange, First Section)

Ikuo Otani, Managing Director and

General Manager of Corporate Planning

(Telephone: +81 (075)682-1010)

Announcement regarding Extraordinary Loss related to

Lecien’s Withdrawal from Employee’s Pension Fund

We hereby announce that the board of directors of Lecien Corporation (“Lecien”), our subsidiary, resolved at a meeting held on November 28, 2011 to withdraw from the fund which currently provides for its employee pension fund. As a result, we expect to record a certain amount of extraordinary loss in connection therewith, as described below:

Details

1.	Reason and Details of Withdrawal from the Fund

Lecien is currently enrolled in the Kyoto Orimono Oroshi-Sho Pension Fund (the “Fund”), a multi-employer fund, for the purpose of offering fulfilling employee pension benefits. However, in consideration of the potentially significantly impact of the pension assets and operating conditions of the Fund on Lecien’s business in the future, Lecien has decided to withdraw from the Fund. In accordance with the resolution of the board of directors of Lecien, it immediately notified the Fund of its intention to withdraw from the Fund by the end of March 2012.

Please note that Lecien is obliged to obtain a consent or approval, respectively, from the board of representatives of the Fund and the Ministry of Health, Labor and Welfare concerning the withdrawal from the Fund.

2.	Extraordinary Loss Related to Withdrawal

It is anticipated that Lecien will contribute approximately 1,560 million yen as a special premium incurred upon withdrawal from the Fund, and as a result, Lecien will record an amount consisting of said special premium less the amount of contributed for the underfunding amount of the pension fund previously recorded as of the end of the previous fiscal year, as an extraordinary loss of approximately 785 million yen during the fourth quarter of the fiscal year ending March 2012.

3.	Impact on Our Consolidated Business Results

The entire amount of the extraordinary loss incurred by Lecien above will be recorded as operating expenses under our consolidated business results. Because we have already included the above mentioned underfunding amount, reflecting the deteriorated position of Fund’s operating condition, as anticipated expenses in our forecast of consolidated business results for the fiscal year ending March 2012, as announced on October 31, 2011, we believe the impact on our consolidated business results due to above mentioned additional amount of loss incurred by the withdrawal will be insignificant, and accordingly we do not plan to revise our forecast of business results.

*Cautionary Statement

This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. You can identify these statements by the fact that they do not relate strictly to historic or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other “forward-looking” information and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from those we currently anticipate.

        These risks, uncertainties and other factors include: the impact of the ongoing global economic downturn and financial crisis; the impact of weak consumer spending in Japan and our other markets on our sales and profitability; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture, market and sell products in Japan and our other markets that meet the changing tastes and needs of consumers and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand and operate our network of specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs; our ability to attract and retain highly qualified personnel; effects of irregular weather events on our business and performance; risks related to conducting our business internationally; risks from acquisitions and other strategic transactions with third parties; risks from disputes relating to intellectual property; our ability to fully comply with all applicable laws and regulations regarding the protection of customer information and our ability to protect our trade secrets; our ability to establish and maintain effective internal controls; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; direct or indirect adverse effects on the Company of the major earthquake and tsunami that struck Northeast Japan on March 11, 2011 and the impact of any other natural disaster or epidemic on our business; risks of not successfully collecting return of investment in new markets; and other risks referred to from time to time in Wacoal Holdings’ filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

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